Chardan Capital Markets, LLC

17 State Street, Suite 1600

New York, New York 10004

August 7, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Justin Dobbs

Re:                             Atlantic Acquisition Corp. — Request for Acceleration

                                   Registration Statement on Form S-1, as amended

                                   File No. 333-214287

Dear Mr. Dobbs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of Atlantic Acquisition Corp., a Delaware corporation (the “Company”), that the effective date of the above-captioned registration statement, as then amended, be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on April 8, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we have effected the distribution of approximately 450 copies of the Company’s preliminary prospectus, dated July 28, 2017, through the date hereof, to prospective underwriters, dealers, institutional investors and others.

We advise that we have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very Truly Yours,

By: CHARDAN CAPITAL MARKETS, LLC

By:	/s/ George Kaufman
Name: George Kaufman
Title: Partner and Head of Investment Banking